SilverCrest Announces Stock Option Grants and
Private Placement by its Chief Operating Officer

TSX–V: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – December 17, 2018 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce the grant of stock options under its Stock Option Plan to the Company’s directors, officers, employees and consultants. In addition, SilverCrest has agreed to a private placement by Pierre Beaudoin, the Company’s recently appointed Chief Operating Officer.

Option Grants

SilverCrest has granted stock options under its Stock Option Plan to purchase an aggregate of 1,582,500 common shares at an exercise price of $3.24 per share for a five year term expiring December 14, 2023. The stock options were granted to directors, officers, employees and consultants of the Company and are subject to necessary regulatory approvals.

The stock options shall vest as to 25% of the Optioned Shares on each of March 14, 2019, June 14, 2019, September 14, 2019 and December 14, 2019, respectively.

Private Placement

Pursuant to Mr. Beaudoin’s employment contract dated November 13, 2018, the Company has entered into a private placement agreement with Mr. Beaudoin of 100,000 units at a price of CAD$2.92 per unit for proceeds of CAD$292,000. Each unit consists of one common share of SilverCrest and one-half of one common share purchase warrant, with each whole warrant being exercisable for one common share of SilverCrest at a price of CAD$4.03 for a term of two years following the closing date. The Company intends to use the proceeds of the private placement for general working capital purposes.

The securities will be subject to a hold period of four months and one day from the closing date.

The private placement is subject to the approval of the TSX Venture Exchange.

As Mr. Beaudoin is Chief Operating Officer of SilverCrest, the private placement to Mr. Beaudoin constitutes a “related party transaction”, within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 (“MI 61-101”). The Company is relying on the exemptions from the formal valuation and minority approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the related party participation in the private placement.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metals mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact:	Fred Cooper, Investor Relations
	Telephone:	+1 (604)694–1730
	Fax:	+1 (604)357–1313
	Toll Free:	1–866–691–1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.